Exhibit 19.1

SENECA BANCORP, INC.

POLICY REGARDING INSIDER TRADING

Seneca Bancorp, Inc. (the “Company”) is a public company, the common stock of which is quoted on the OTCQX Market and registered under the Securities Exchange Act of 1934, as amended.  As a public company, the Company files periodic reports and proxy statements with the Securities and Exchange Commission (the “SEC”).

As a director, officer or employee of a public company, you have the responsibility not to participate in the market for the Company stock while in possession of material non-public information (“MNPI”) about the Company.  There are harsh civil and criminal penalties if you wrongly obtain or use such material, inside information when you are deciding whether to buy or sell securities, or if you give MNPI to another person who uses it in buying or selling securities.  If you buy or sell securities while in possession of MNPI, you will not only have to pay back any profit you made, but you could be found guilty of criminal charges, and face substantial fines or even prison.  Additionally, the Company could be held liable for your violations of insider trading laws.

To avoid these harsh consequences, the Company has developed this policy to set forth procedures and limitations on trading by covered persons (as defined below). However, these guidelines do not address all possible situations that you may face.  If you are uncertain of your responsibilities under this policy, please contact the Company’s CEO.

Who is subject to this policy?

This policy applies to directors, officers, employees and consultants of the Company, as well as their family members and entities over which such individuals have or share voting or investment control (collectively, “covered persons”).  For purposes of this policy, “family members” include people who live with you, or are financially dependent on you, and also include those whose transactions in securities are directed by you or are subject to your influence or control. This policy continues to apply following termination of employment or other relationship with the Company until after the second trading day that any MNPI in your possession has become public or is no longer material. Each employee, officer, consultant and director is personally responsible for the actions of their family members and other persons with whom they have a relationship who are subject to this policy, including any pre-clearances required.

What is Material Information?

Information is material if it would be expected to affect the investment or voting decisions of a reasonable investor, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the Company. Any type of information that could reasonably be expected to affect the market price of Company securities or an investor’s decision to buy or sell Company securities is material.  Either good or bad information may be material.  If you are unsure whether the information is material, assume it is material.

While it is not possible to identify all information that could be deemed material, several examples of material information typically include, but are not limited to:

●	Financial performance, including operating results and changes in performance or liquidity;
●	Company projections and strategic plans;
●	A significant cybersecurity incident;
●	Financial or accounting problems;
●	Estimates of future earnings or losses;
●	Significant non-recurring gains or losses;
●	Events that could result in restating financial information;
●	A proposed acquisition, sale or merger;
●	Changes in key management personnel;
●	Beginning or settling a major lawsuit;
●	Changes in dividend policies;
●	Declaring a stock split;
●	A stock repurchase program; or
●	A stock or bond offering.

What is Non-Public Information?

Non-public information is information that has not yet been made public by the Company.  Information only becomes public when the Company has widely disseminated the information to the general public through a report filed with the SEC or through major newswire services, or through a publicly accessible conference call. For purposes of this policy, information will be considered public after the close of trading on the second full trading day following the Company’s widespread public release of the information.

Trading Guidelines

A.	Prohibited Transactions.

1.

Trading in Company Securities While in Possession of MNPI. Covered persons may not trade or gift any security, whether issued by the Company or by any other company, while in possession of MNPI about the issuer.  Further, covered persons may not disclose MNPI to any other person (including immediate family members, friends or stockbrokers) so that such other person may trade in the stock.

2.

Trading in Securities of Other Companies While in Possession of MNPI. No covered person who possesses MNPI relating to any other publicly traded company, including our vendors, customers and partners, may, directly or indirectly (through family members, other persons, entities or otherwise) buy or sell securities of such company, or advise anyone else to do so, or otherwise engage in any action to take personal advantage of that information.

3.

Selling Short.  Covered persons may not sell short Company stock or otherwise sell any equity securities of the Company that they do not own.  Generally, a short sale means any transaction whereby one may benefit from a decline in the Company’s stock price.

4.

Publicly Traded Options. Covered persons may not buy or sell puts, calls or other derivative securities involving Company stock.  This restriction does not apply to the exercise of employee or director stock options, which is treated below.

5.

Hedging Transactions. Covered persons may not participate in hedging or monetization transactions (including but not limited to zero-cost collars, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments).

6.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call.  Similarly, securities held in an account that may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan.  A margin sale or foreclosure sale may occur at a time when the pledgor is aware of MNPI or otherwise is not permitted to trade in Company securities and, as a result, the pledgor may be subject to liability under insider trading laws. Therefore, covered persons may not purchase Company securities on margin or borrow against any account in which Company securities are held, or pledge Company securities as collateral for a loan.

7.

Sharing MNPI. No covered person who possesses MNPI relating to the Company or any other publicly traded company may directly or indirectly (through family members, other persons, entities or otherwise) pass that information on to others outside the Company, including friends, family, or other acquaintances (referred to as “tipping”) until such information has been disseminated to the public. You must treat MNPI about our business partners with the same care required with respect to such information related directly to the Company. Tipping includes passing information under circumstances that could suggest that you were trying to help another profit or avoid a loss. Exercise care when speaking with others who do not “need to know”, even if they are subject to this policy, as well as when communicating with family, friends and others not associated with the Company. To avoid the appearance of impropriety, refrain from discussing our business or prospects or making recommendations about buying or selling our securities or the securities of other companies with which we have a relationship.

This means the following with respect to certain Bank or Company employee benefit plans:

●	401(k) Plan. An officer or employee having MNPI regarding the Company may not (1) initiate a transfer of funds into or out of the Seneca Bancorp, Inc. stock fund of the 401(k) plan, or (2) increase an existing election to invest funds in the Seneca Bancorp, Inc. stock fund. However, ongoing purchases of the Company’s stock through the plan pursuant to a prior election are not prohibited.

●	Other Company Stock Purchase Plans. A director, officer or employee having MNPI regarding the Company may not sign up for, or increase participation in, any employee stock purchase plan or dividend reinvestment plan. However, ongoing purchases through those plans pursuant to a prior election are not prohibited.

●	Stock Options. The Company should not generally make option awards to Named Executive Officers (as defined in SEC Regulation S-K) in the four business days before the filing of a periodic report on Forms 10-Q and 10-K as applicable or the filing or furnishing of a Current Report on Form 8-K that discloses MNPI (including earnings information but excluding a Form 8-K that discloses only the grant of a material new option award) and ending one business day after such triggering event. A director, officer or employee may exercise a stock option at any time, but any stock acquired upon such exercise may not be sold (whether by means of a cashless exercise or otherwise) if the employee has MNPI regarding the Company. At any time, however, an employee may deliver Company stock already owned to pay the option exercise price and taxes.

B.	Additional Rules Applicable to the Company, All Officers with the Title of Senior Vice President or Higher, All Directors, and All Persons in the Accounting Department (the “Restricted Group”).

1.	Blackout Periods

Quarterly Blackout Periods. No person or entity in the Restricted Group may trade in or gift Company securities during a blackout period that begins on the 20th day of the last month of each calendar quarter (i.e., on March 20, June 20, September 20 and December 20) and ends at the end of the first full trading day after the public release of the Company’s earnings for such quarter.  The blackout period applies to (1) open market purchases or sales, (2) a sale of securities following exercise of a stock option (including a sale by way of a cashless exercise), (3) signing up for, or increasing participation in, any employee stock purchase plan or dividend reinvestment plan, and (4) initiating a transfer of funds into or out of any Company stock fund of a 401(k) plan or increasing an existing election to invest funds in any Company stock fund.  However, ongoing purchases through the 401(k) plan or other Company-sponsored plan pursuant to a prior election are permitted at any time (i.e., they are not subject to the blackout period).

Temporary Blackout Periods.  The Company may also institute temporary blackout periods in the event of a material corporate development.  Notice of temporary blackout periods will be distributed by means of a written or electronic communication specifying the duration of the blackout period and the persons subject to it.

Written Plan Exception.  The limitations of the blackout periods shall not apply to trading in Company securities pursuant to a “written plan for trading securities” provided that such plan was entered into prior to the commencement of the applicable blackout period, meets the requirements of SEC Rule 10b5-1 and is approved in advance by the Company’s Board of Directors.  See also Section C.5 below.

C.	Additional Rules.

1.

Pre-Clearance and Reporting: Directors and executive officers, and any family member sharing the same household or a corporation or trust they control, must have transactions in the Company’s securities pre-cleared by the Company’s Filing Coordinator prior to effecting such transactions.  If, upon requesting clearance, you are advised that Company stock may not be traded or gifted, you may not engage in any trade of any type under any circumstances, nor may you inform anyone of the restriction.  You may re-apply for pre-clearance at a later date when trading restrictions may no longer be applicable.  It is critical that you obtain pre-clearance of any trading to assist you in avoiding short-swing or insider trading violations and to avoid even the appearance of an improper transaction (which could result, for example, when an officer engages in a trade while unaware of a pending major development).

2.

Options and Other Stock Plans.  The exercise of stock options and/or sale of stock acquired upon an exercise of stock options and the transfer of funds into and out of the Company’s stock plans are subject to special rules.  The Filing Coordinator should be contacted before any such transaction is conducted.

3.

Pension Fund Blackouts.  The Sarbanes-Oxley Act of 2002 also requires the Company to prohibit all purchases, sales or transfers of the Company’s securities by directors and executive officers during a pension fund blackout period.  A pension fund blackout period exists whenever 50% or more of the plan participants are unable to conduct transactions in their accounts for more than three consecutive days.  These blackout periods typically occur when there is a change in the retirement plan’s trustee, record keeper or investment manager.  Directors and executive officers will be contacted when these or other restricted trading periods are instituted.

4.

Company Stock Repurchases. Members of the Restricted Group are discouraged from purchasing or selling Company shares within four business days before or after an announcement of a share repurchase plan, or an announcement of any increase in a share repurchase plan.

5.

Rule 10b5-1 Plans. Directors and executive officers may not implement a trading plan under SEC Rule 10b5-1 at any time without prior clearance.  The Company, directors and executive officers may only enter into a trading plan when they are not in possession of MNPI.  In addition, the Company, directors and executive officers may not enter into a trading plan during a quarterly blackout period, a temporary blackout period or a pension fund blackout period.  Once a trading plan is pre-cleared, trades made pursuant to the plan will not require additional pre-clearance, but only if the plan specifies the dates, prices and amounts of the contemplated trades or establishes a formula for determining dates, prices and amounts.  Additionally, transactions under a 10b5-1trading plan (other than for the Company) may only begin after a “cooling-off” period. For directors and executive officers, this cooling-off period is the later of (i) 90 days after the adoption or modification of the 10b5-1trading plan or (ii) two business days following the filing of a Form 10-Q or Form 10-K, as applicable, for the Company’s financial results for the fiscal quarter in which the 10b5-1trading plan was adopted or modified (but in no case can disclosure exceed 120 days following plan adoption or modification). For persons who are not directors or executive officers, this cooling-off period is 30 days after adoption or modification of the10b5-1 trading plan. The actual establishment of a trading plan must be reported to the Filing Coordinator so that the required public disclosure (including a description of the material terms of such trading plan) can be made in the Company’s SEC filings. Transactions made under a trading plan must then be promptly reported to the Filing Coordinator who will prepare the necessary Form 4.

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If you have any questions regarding this policy, please contact the Company’s CEO.